SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005 (report no. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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THE CONSOLIDATED STATEMENTS OF OPERATIONS, CONDENSED CONSOLIDATED BALANCE SHEETS AND CONSOLIDATED CASH FLOW STATEMENTS INCLUDED IN EXHIBIT 99.1 TO THIS REPORT ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENTS NOS. 333-127883, 333-11250, 333-12996, AND 333-109766) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-11842, 333-9352, 333-11154, 333-13686, 333-111112 AND 333-111113), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Posts Another Record Quarter With 2005 Third Quarter Earnings Results. Dated: November 9, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/ Yechiam Cohen

Name:  Yechiam Cohen

Title: General Counsel

Dated:  November 9, 2005

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NICE Posts Another Record Quarter With 2005 Third Quarter Earnings Results

Highlights:

●        Q3 record revenue at excess of $82.7 million

●        Q3 pro-forma gross margin improved to 56.6%

●        Q3 pro-forma operating margins improved to 11.5%

●        Pro forma EPS was $0.43, up 48% from Q3 2004

●        Integration of Dictaphones CRS business successfully completed

Ra'anana, Israel, November 09, 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM), today announced record results for the third quarter ending September 30, 2005.

Third quarter 2005 revenue was at a company record high of $82.7 million and represents a 30% increase over $63.5 million in the same quarter of 2004.

Third quarter pro-forma gross margin, which excludes amortization of acquired intangible assets, was 56.6%, an improvement from the 55.0% reported in the third quarter of 2004.

The company reported a third quarter pro forma operating profit of $9.5 million and operating margin of 11.5%, compared with $5.4 million and 8.4% in the third quarter of 2004.

Pro-forma net income was $9.0 million or $0.43 per fully diluted share in the third quarter of 2005, up from $5.4 million or $0.29 per fully diluted share in the same quarter of 2004.

On a GAAP basis: third quarter gross margin was 55.9%, compared with 54.7% in the third quarter of 2004; operating profit was $8.4 million and operating margin was 10.2%, compared with $5.1 million and 8.1%, respectively, in the third quarter of 2004; and third quarter net income was $7.9 million, or $0.38 per fully diluted share, compared with net income of $5.2 million, or $0.28 per share, on a fully diluted basis, in the third quarter of 2004.

Total cash and equivalents at September 30, 2005 were at $184.9 million.  DSO (days sales outstanding) for the second quarter stood at 70 days.

Commenting on the quarter, Haim Shani, Chief Executive Officer of NICE, said, "Once again, our company showed an outstanding financial performance.   After announcing record results last quarter, we are pleased to conclude Q3 with another exceptional achievement.  These results and the other successes of the third quarter validate once again our vision for Insight from Interactions, our ability to deliver on that vision to the enterprise and public and security sectors, and also that the effective integration of the Dictaphone CRS business is delivering on its promise."

"Due to the increasing demand for Insight from Interactions across the board and the strong momentum we have been seeing in both the enterprise and public and security sectors we are providing Q4 guidance for revenues of $87 - $90 million, and Q4 pro-forma EPS in the range of 53 - 57 cents.  This implies that we are raising the guidance for year 2005 to revenues at $308 - $311 million, a 22 - 23% increase over 2004; and pro-forma EPS of $1.62 - 1.66, representing a 36-39% increase over 2004."

"Looking forward to 2006 we expect to continue to enjoy the leverage of our business model, while improving margins and driving stronger bottom line growth.  We introduce first time 2006 revenue guidance at $355 - $363 million; and first time pro-forma EPS guidance of $2.05 - $2.15, which represents a 24 - 33% increase."

Conference Call
NICE will host a conference call to discuss the results and its business outlook today at 8:30 a.m. EST (15:30 Israel). The call will be broadcast live on the internet via NICE's website at www.nice.com.  A telephone replay will be available for up to 72 hours after the call. The replay information: US Toll-free: 1-866-276-1485; International: +972-3-925-5930; Israel: 03-925-5930.

Pro forma basis results exclude the amortization of acquired intangible assets of $1.1 million in Q3 2005 and $0.2 million in Q3 2004. A reconciliation between results on a GAAP and pro forma basis is provided in a table immediately following the Consolidated Statement of Operations (Pro Forma Basis).

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions, based on advanced content analytics of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 23,000 customers in 100 countries, including the world's top 10 banks and over 75% of the Fortune 100 companies.  More information is available at www.nice.com.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.
*Only in Australia

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Sigal Elly	NICE Systems ir@nice.com	+1 877 245 7449

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue
Product	$ 45,667	$54,078	$131,221	$149,028
Services	17,845	28,639	51,903	72,041
Total revenue	63,512	82,717	183,124	221,069

Cost of revenue
Product	16,112	18,077	46,728	48,980
Services	12,642	18,414	37,006	48,648
Total cost of revenue	28,754	36,491	83,734	97,628

Gross Profit	34,758	46,226	99,390	123,441

Operating Expenses:
Research and development, net	6,084	7,771	18,517	21,527
Selling and marketing	15,699	19,247	46,102	53,226
General and administrative	7,769	10,245	23,453	27,486
Amortization of acquired intangible assets	87	545	263	789
Total operating expenses	29,639	37,808	88,335	103,028

Operating income	5,119	8,418	11,055	20,413

Financial income, net	693	1,257	2,771	3,554

Income before taxes on income	5,812	9,675	13,826	23,967
Taxes on income	630	1,806	1,525	3,521

Net income from continuing operations	5,182	7,869	12,301	20,446

Net income from discontinued operation	-	-	3,236	-

Net income	$5,182	$7,869	$15,537	$20,446

Basic income per share from continuing operations	$ 0.29	$0.41	$0.71	$1.09
Basic income per share from discontinued operation	-	-	$0.19	-
Basic income per share	$0.29	$0.41	$0.89	1.09

Diluted income per share from continuing operations	$0.28	$ 0.38	$ 0.66	$1.01
Diluted income per share from discontinued operation	-	-	$ 0.17	-
Diluted income per share	$0.28	$0.38	$0.84	$1.01

Weighted average number of shares
outstanding used to compute:

Basic income per share	17,595	19,124	17,365	18,768
Diluted income per share	18,549	20,753	18,557	20,306

NICE SYSTEMS LTD. AND SUBSIDIARIES
FOR COMPARATIVE PURPOSES
NET INCOME AND INCOME PER SHARE EXCLUDING DISCONTINUED OPERATION
AND AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS
U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP net income	$5,182	$7,869	$15,537	$20,446

Adjustments:

GAAP net income from discontinued operation	-	-	(3,236)	-

Amortization of acquired intangible assets
Included in gross profit	149	568	448	1,008
Included in operating expenses	87	545	263	789

Non-GAAP net income from continuing operations	$5,418	$8,982	$13,012	$22,243

Non-GAAP basic income per share from continuing operations	$0.31	$0.47	$0.75	$1.19
Non-GAAP diluted income per share from continuing operations	$0.29	$0.43	$0.70	$1.10

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,	September 30,
	2004	2005
	Audited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$26,579	$25,072
Short-term bank deposits	175	115
Marketable securities	24,348	35,708
Trade receivables	46,407	56,881
Other receivables and prepaid expenses	7,937	8,142
Inventories	12,615	22,304
Assets of discontinued operation	652	653

Total current assets	118,713	148,875

LONG-TERM INVESTMENTS:
Long-term marketable securities	114,805	124,029
Other long-term investments	9,410	9,283

Total long-term investments	124,215	133,312

PROPERTY AND EQUIPMENT, NET	16,981	15,373

OTHER ASSETS, NET	12,665	25,452

GOODWILL	25,745	50,445

TOTAL ASSETS	$298,319	$373,457

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$11,975	$17,209
Accrued expenses and other liabilities	55,302	90,410
Liabilities of discontinued operation	8	7

Total current liabilities	67,285	107,626

LONG-TERM LIABILITIES	8,163	8,497

SHAREHOLDERS' EQUITY	222,871	257,334

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 298,319	$373,457

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands
	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2005	2004	2005
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:

Net income	$5,182	$7,869	$ 15,537	$ 20,446
Less income for the period from discontinued operation	-	-	(3,236)	-
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	3,374	3,558	10,282	9,519
Accrued severance pay, net	(58)	11	30	210
Amortization of discount (premium) and accrued interest
on marketable securities	265	132	1,013	578
Decrease (increase) in trade receivables	44	(1,691)	79	(2,157)
Decrease in other receivables and prepaid expenses	(1,109)	(53)	(1,251)	(131)
Decrease (increase) in inventories	49	(1,458)	1,291	(2,811)
Increase (decrease) in trade payables	500	11	(561)	4,734
Increase in accrued expenses and other liabilities	3,271	6,849	4,149	6,671
Other	26	134	-	206

Net cash provided by operating activities from continuing operations	11,544	15,362	27,333	47,265
Net cash provided (used) by operating activities from discontinued operation	(246)	-	604	-

Net cash provided by operating activities	11,298	15,362	27,937	47,265

Cash flows from investing activities:

Purchase of property and equipment	(1,970)	(1,673)	(5,159)	(4,392)
Proceeds from sale of property and equipment	-	3	60	48
Investment in short-term bank deposits	(33)	(11)	(72)	(35)
Proceeds from short-term bank deposits	45	23	116	90
Proceeds from maturity of short-term marketable securities	1,725	9,510	16,710	158,970
Investment in short-term marketable securities	(1,000)	(15,550)	(3,000)	(148,375)
Proceeds of call of long-term held-to-maturity marketable securities	9,632	1,500	29,434	7,630
Investment in long-term held-to-maturity marketable securities	(13,195)	(21,089)	(81,058)	(39,387)
Capitalization of software development costs	(312)	(140)	(987)	(567)
Payment for acquisition of certain assets and liabilities of Dictaphone CRS Division	-	(781)	-	(39,720)
Payment for acquisition of certain assets and liabilities of Hannamax Hi-Tech Pty. Ltd.		(1,833)		(1,833)
Decrease in accrued acquisition costs		-	(75)	-
Payment in respect of terminated contract from TCS acquisition	(1,364)	-	(2,847)	-
Proceeds from related party in respect of TCS acquisition	-	-	4,013	2,531

Net cash used by investing activities from continuing operations	(6,472)	(30,041)	(42,865)	(65,040)
Net cash provided by investing activities from discontinued operation	-	-	4,136	-

Net cash used by investing activities	(6,472)	(30,041)	(38,729)	(65,040)

Cash flows from financing activities:

Proceeds from issuance of shares and exercise of share options, net	2,753	4,750	12,671	16,219

Net cash provided by financing activities	2,753	4,750	12,671	16,219

Effect of exchange rate changes on cash	20	48	(9)	49

Increase (decrease) in cash and cash equivalents	7,599	(9,881)	1,870	(1,507)
Cash and cash equivalents at beginning of period	24,130	34,953	29,859	26,579

Cash and cash equivalents at end of period	$ 31,729	$ 25,072	$ 31,729	$ 25,072

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